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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                             Rural/Metro Corporation

                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   781748 10 8
                                 (CUSIP Number)


     Robert E. Ramsey, Jr., 222 E. Main, Mesa, Arizona 85201 (602) 655-7203 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 30, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 781748 10 8                                          PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Ramsey, Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         769,641
    NUMBER OF     --------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 -0-
      EACH        --------------------------------------------------------------
    REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH               769,641
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      769,641
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 781748 10 8                                          Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security:  Common Stock

        Principal Executive Offices of Issuer:

            Rural/Metro Corporation
            8401 E. Indian School Road
            Scottsdale, Arizona  85251

ITEM 2. IDENTITY AND BACKGROUND

  (a)   Name: Robert E. Ramsey, Jr.

  (b)   Business address: 222 E. Main, Mesa, Arizona  85201

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Vice President and Director

            Rural/Metro Corporation
            8401 E. Indian School Road
            Scottsdale, Arizona  85201

  (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

  (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

  (f)   Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares were issued in exchange for 820,907 shares of SW General, Inc. and 10,000 shares of Southwest Ambulance of Casa Grande, Inc.


ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person holds the common stock described in Item 3 for investment purposes.

        (a) through (c) - Not Applicable

        (d) Pursuant to the terms of an Employment Agreement the Reporting Person will become a member of the Board of Directors of Issuer. See
            Exhibit 1.

        (e) through (j) - Not Applicable.
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CUSIP NO. 781748 10 8                                          Page 4 of 4 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) The Reporting Person beneficially owns 769,641 shares of Common Stock representing approximately 6% of the Issuer's outstanding common stock.

  (b)   Sole Power to Vote:  769,641 shares of Common Stock
        Shared Power to Vote:  None
        Sole Power to Dispose:  769,641 shares of Common Stock
        Shared Power to Vote:  None

  (c) On June 30, 1997, the Reporting Person received 769,641 shares of the Issuer's common stock in exchange for 820,907 shares of SW General, Inc. and 10,000 shares of Southwest Ambulance of Casa Grande, Inc.

  (d)   Not applicable.

  (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 - Employment Agreement by and between Robert E. Ramsey, Jr. and Rural/Metro Corporation.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        July 7, 1997                /s/ Robert E. Ramsey, Jr.
   ------------------------         -------------------------
           Date                            Signature

                                        Robert E. Ramsey, Jr.
                                    -------------------------
                                              Name

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)